Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera announces preliminary unaudited sales revenue and updates consolidated net income guidance for the full year 2018

Leverkusen, Germany, January 22, 2019 – Biofrontera AG (NASDAQ ticker symbol: BFRA, ISIN: DE0006046113), an international biopharmaceutical company, today announced preliminary unaudited revenue for the full fiscal year 2018 and updates its consolidated net income guidance for 2018.

The preliminary unaudited revenue of Biofrontera group for the period January 1 to December 31, 2018 was between EUR 21.0 and EUR 21.2 million. This represents a revenue growth of approximately 76% compared to the previous year period, with pure product sales increasing by around 98%.

Preliminary unaudited product sales in the US are expected to be approximately EUR 14.9 million, compared to EUR 6.3 million in the same period in 2017 (+136%). 12-month product sales in Europe will be around EUR 6.0 million, compared to EUR 4.3 million in the same period last year (+41%).

Revenue in the fourth quarter will amount to about EUR 6.6 million, compared to EUR 4.7 million in the previous year. The strong revenue growth was largely driven by steadily growing sales in the U.S., our largest market, as well as an increase in sales in the EU due to the approval of Ameluz® in combination with daylight photodynamic therapy (PDT).

The company has revised its forecast for the 2018 consolidated net income from EUR -15.0 to EUR -16.0 million to EUR -8.0 to EUR -10.0 million. The adjustment includes a negative impact on net income due to the formation of provisions for litigation costs between EUR 3.0 and EUR 3.5 million. These provisions include the estimated costs for legal disputes with Dusa Pharmaceuticals and the Deutsche Balaton Group until a decision at the next instance.

An improvement results from the deferred tax assets on losses carried forward for Biofrontera Pharma GmbH amounting to EUR 10.0 to EUR 11.0 million to be reported for the first time as of 31 December 2018. The subsidiary has already generated profits in the second half of 2018 due to the increased business volume. It can be assumed that Biofrontera Pharma GmbH will continue to generate positive results in the future and thus, use its tax loss carryforwards.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com